VIA EDGAR Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mara L. Ransom

RE:	GP Investments Acquisition Corp. Registration Statement on Form S-4 Filed June 30, 2017 File No. 333-219101

Dear Ms. Ransom:

We are writing on behalf of our client, GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (the “Company”), to provide, on a supplemental basis, our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 28, 2017 (the “Comment Letter”), relating to the above Registration Statement on Form S-4 (the “Registration Statement”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold, italicized text and is followed by the Company’s corresponding response.

Mara L. Ransom
Unites States Securities and Exchange Commission
August 9, 2017

The changes made to the Registration Statement in response to the Staff’s comments will be set forth in Amendment No. 1 to the Registration Statement (“Revised Registration Statement”), which the Company intends to file with the Commission via EDGAR on or about the date hereof.  Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Revised Registration Statement. Page references set forth in a response to a comment are to the corresponding page in the Revised Registration Statement.

Summary of the Joint Proxy Statement/Prospectus

Merger Consideration, page 28

1.
We note your disclosure on page 29 and elsewhere in the filing that you expect warrants issued to the Origination Agent will result in 3,537,412 warrants for shares of RMNI common stock and will represent approximately 20.5% of the total outstanding common stock of RMNI following the consummation of the businesses combination based on Scenario No. 1 assumptions. It appears that this calculation is based on basic shares rather than shares on a fully-diluted basis. As the warrants are assumed to be outstanding only on a fully diluted basis, please tell us why such percentage is not presented on a fully diluted basis.

In response to the Staff’s comment, we have amended the disclosure on page 30 of the Revised Registration Statement (and other relevant places in the Revised Registration Statement) to make clear that the number of shares, and percentage of share capital, is presented on a fully-diluted basis. As with other amendments made to the Revised Registration Statement, these figures have been updated to assume a Closing Date of September 29, 2017.

2.
We note that one of the uses of funds is the repayment of Rimini Street debt. We further note that the amount is described as additional payments to reduce the amounts owed under the Credit Facility to $50 million. Please explain to us why you have assumed you will reduce the Credit Facility to $50 million. It appears you have made different assumptions regarding debt repayment in your description of merger consideration on page 106 and in the pro forma financial statements on page 174.

In response to the Staff’s comment, we have amended the disclosure on page 47 of the Revised Registration Statement to address this comment. As disclosed in the Revised Registration Statement, the decision of the Company and Rimini Street to reduce the amounts owed under the Credit Facility to $50 million reflects the assessment of the Company and Rimini Street as to the prudent capitalization for the business of RMNI following consummation of the business combination and takes into account, among other things, the amount of cash available from the trust account to be applied towards the repayment of the existing indebtedness of Rimini Street based on the assumptions set forth in the paragraph above the table on page  47 of the Revised Registration Statement.

Mara L. Ransom
Unites States Securities and Exchange Commission
August 9, 2017

The unaudited pro forma condensed combined balance sheet as of June 30, 2017 set forth on page 180 of the Revised Registration Statement has been amended to reflect that the amount outstanding under the Credit Facility in the pro forma combined column of Scenario No. 1 is $50 million, which comprises $2 million of current maturities of long-term debt (set forth under current liabilities) and $48 million of contractual obligations, net of current maturities (set forth under long-term liabilities).

Selected Historical Financial Information of GPIA, page 50

3.	You state that the financial information presented is in thousands, except per share amounts; however, this does not appear to be the case. Please revise accordingly.

In response to the Staff’s comment, we have amended the disclosure on pages 51 and 52 of the Revised Registration Statement to amend this typographical error.

Risks Related to the Consummation of the Domestication

Upon consummation of the business combination, the rights of holders of RMNI. . ., page 87

4.
We note that upon consummation of the business combination, the new certificate of incorporation and bylaws of RMNI will eliminate the common stockholders’ abilities to call a special meeting or take action by written consent in lieu of a meeting, will require authorized holders of sixty-six and two-thirds percent of the then outstanding RMNI capital stock vote to amend RMNI’s certificate of incorporation and bylaws, and will adopt Delaware as the exclusive forum for certain stockholder litigation. Please revise your risk factors section to provide a risk factor discussing the material risks to shareholder rights in adopting these provisions.

In response to the Staff’s comment, we have inserted additional risk factors on pages 89 and 90 of the Revised Registration Statement that discuss the material risks to stockholder rights in adopting these provisions in the new certificate of incorporation and bylaws of RMNI.

GPIA Business Combination Proposal

The Merger Agreement

Merger Consideration, page 104

5.
Refer to the table presented on page 106 that presents a calculation of the estimated merger consideration assuming a closing date of August 31, 2017. We note that the estimated closing date indebtedness and closing date cash is as of May 31, 2017 while the closing date unpaid transaction expenses is as of August 31, 2017. Given the fluidity of cash and debt balances, please tell us why such you believe balances as of May 31, 2017 is an appropriate proxy for the balances as of August 31, 2017. Furthermore, you present estimated cash from Rimini Street as of August 31, 2017 in the table on page 46. Please tell us why this amount is not presented as the estimated closing date cash as of August 31, 2017.

Mara L. Ransom
Unites States Securities and Exchange Commission
August 9, 2017

In response to the Staff’s comment, we have amended the disclosure on page 109 of the Revised Registration Statement (and other relevant places in the Revised Registration Statement) to present the estimation of the merger consideration assuming a Closing Date of September 29, 2017, which is the Company’s current expectation as to the date that the business combination will be consummated.

6.
Throughout your registration statement you state that 50,183,837 shares of RMNI common stock will be issued to stockholders of Rimini Street as merger consideration. Based on a per share issue price of $10.00 of RMNI shares, the total value of the shares to be issued equates to approximately $501.8M. Please reconcile the share value of $501.8 million to the merger consideration of $618.5 million presented on page 106 and explain the reconciling items. In doing so, tell us whether the 50,183,837 shares is an estimate as of May 31, 2017 or as of August 31, 2017, the expected closing date of the merger. Please make necessary revisions throughout your registration statement.

In response to the Staff’s comment, we have amended the disclosure on pages x, 5 and 90-91 of the Revised Registration Statement (and other relevant places in the Revised Registration Statement) to explain the merger consideration calculation and explain how the number of ordinary shares issued to the former equity holders of Rimini Street upon consummation of the business combination reconciles with the value of the merger consideration.

As disclosed on the aforementioned pages of the Revised Registration Statement, in determining the economic value of the RMNI options and RMNI warrants to be issued as part of the merger consideration, the merger consideration calculation takes into account the applicable exercise price of each vested Rimini Street option and each Rimini Street warrant outstanding immediately prior to the consummation of the first merger.

As disclosed on the aforementioned pages of the Revised Registration Statement, based on the assumptions described therein, assuming a Closing Date of September 29, 2017, the merger consideration would consist of (i) 48,520,015 shares of RMNI common stock (ii) RMNI warrants being issued that are exercisable in respect of 3,419,405 shares of RMNI common stock and (iii) RMNI options being issued that are exercisable in respect of 13,211,737 shares of RMNI common stock, in each case being issued to the former equityholders of Rimini Street pursuant to the merger agreement.

7.
Clarify when you will know whether additional equity or debt financing is needed to facilitate the proposed business combination and how you will advise shareholders of your intent to enter into such arrangements.

Mara L. Ransom
Unites States Securities and Exchange Commission
August 9, 2017

The Company keeps under regular review any potential equity financing needs and opportunities in connection with the business combination. As disclosed on pages iv-v, xii and 110 of the Revised Registration Statement, the purposes of any such financings may include increasing the likelihood of the Company having a minimum of $50,000,000 of available cash upon consummation of the first merger, which is a condition to consummation of the first merger.

The Company will not have final information on the number of public shares that shareholders have elected to redeem in connection with the business combination until the date of the extraordinary general meeting.

If the Company determines that the issuance of additional equity is necessary or desirable in connection with the consummation of the business combination, the Company may enter into one or more binding commitments for the issuance of such additional equity in advance of the extraordinary general meeting (and before or after the effectiveness of the Revised Registration Statement).

As disclosed on pages v, xii and 110 of the Revised Registration Statement, if the Company enters into a binding commitment in respect of any such additional equity financing, the Company will file a Current Report on Form 8-K with the Commission to disclose details of any such equity financing.

The Company has also included a “question and answer” with this disclosure, which is included on page 9 of the Revised Registration Statement.

Background to Business Combination, page 119

8.
We note that GPIA made formal presentations to and/or submitted offers to a handful of companies, including Rimini Street. Please revise to provide the factors you initially considered that led to your initial decision to consider pursuing Rimini Street as a potential target.

In response to the Staff’s comment, we have revised the disclosure on page 123 of the Revised Registration Statement.

9.
We note that on March 27, 2017 Messrs. Fleiss, Boscolo, Fisher, and Gant “discussed in greater detail a potential transaction involving Rimini Street and GPIA.” Please revise to provide material details about what was discussed at that meeting.

In response to the Staff’s comment, we have revised the disclosure on page 124 of the Revised Registration Statement.

10.
You state GPIA entered into an exclusivity period between April 18, 2017 and May 9, 2017. Please enhance your disclosure to clarify whether GPIA extended any offers to any other company as a potential investment opportunity during to this time.

Mara L. Ransom
Unites States Securities and Exchange Commission
August 9, 2017

We respectfully advise the Staff that the Company did not extend any offers to any other company as a potential investment opportunity during the exclusivity period between April 18, 2017 and May 9, 2017.

In response to the Staff’s comment, we have revised the disclosure on page 125 of the Revised Registration Statement.

Description of Discussions with Citi, page 125

11.
Please revise to disclose the method by which Citi was selected. If no other financial advisors were considered, please disclose that fact. Refer to Item 4(b) of Form S-4 and Item 1015(b)(3) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 128 of the Revised Registration Statement.
Miscellaneous, page 127

12.
We note that Citi is entitled to deferred underwriting commissions upon consummation of your initial business combination for services rendered in connection with your IPO and we note from your IPO registration statement on Form S-1 filed April 17, 2015, that Citi agreed to waive their rights to their deferred underwriting commission held in the trust account in the event you do not complete your initial business combination. Please disclose these facts, where appropriate, throughout your registration statement. Additionally, please include a risk factor discussing the potential conflict of interest stemming from Citi’s interest in the consummation of the merger transaction and the financial information and analyses Citi provided to your board’s Special Transaction Committee who used such information to render their recommendation to the board to approve the merger transaction with Rimini Street.

In response to the Staff’s comment, we have revised the disclosure on pages 43-44, 95-96 and 136-137 of the Revised Registration Statement, together with cross-references to such disclosure in relevant places in the Revised Registration Statement.

U.S. Federal Income Tax Considerations, page 163

13.
We note that your exhibit index does not provide for a tax opinion. Please confirm that you will file the required opinion regarding tax matters or tell us why you believe an opinion is not required. Please refer to Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have revised the disclosure on pages 170 and 175 of the Revised Registration Statement to disclose that each of Skadden, Arps, Slate, Meagher & Flom LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation shall provide a tax opinion. The forms of tax opinion have been filed as Exhibits 8.1 and 8.2 to the Revised Registration Statement. The signed versions of the tax opinions will be included in a subsequent amendment to the Revised Registration Statement prior to the effectiveness thereof.

Mara L. Ransom
Unites States Securities and Exchange Commission
August 9, 2017

Information About Rimini Street

Competitive Strengths, page 207

14.
Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have independent support for a statement, please revise the language to make clear that this is your belief based upon management’s experience in the industry, if true. If applicable, please also provide independent supplemental materials that support your assertions, with appropriate markings to highlight the applicable portion of the source and cross-references to the relevant statements in your registration statement. The following are examples only of some of your competitive position assertions:

•	“We are a global leader of independent enterprise software support services for Oracle and SAP products, based on a number of clients;”
•	“Leading industry analyst firms have cited Rimini Street as a market leader;”
•	“. . . regulatory changes are delivered in an accurate and timely manner that is typically earlier than traditional enterprise software vendors;”
•	That you “achieved [y]our leadership position in independent enterprise software support. . . .”

In response to the Staff’s comment, we have revised the disclosure on pages 209-211, 213, 215, 217-218, 225-226 and F-6 of the Revised Registration Statement to address the Staff’s comment.  We are also supplementally providing the Staff under separate cover the third party materials that support the disclosures in relation to Rimini Street.

Our Growth Strategy

Continue Global Expansion, page 208

15.
We note that you sell your services globally and that you generated approximately 31% of your revenue from outside of the United States. Please disclose material revenues derived from any individual foreign country and the basis for attributing revenues from external customers to individual countries. Please refer to Item 101(d) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 214 of the Revised Registration Statement.

Mara L. Ransom
Unites States Securities and Exchange Commission
August 9, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rimini Street

Overview, page 219

16.
Please supplementally provide us with support for your statements about the industry in which you operate, marked to highlight the applicable sections and cross referenced to the relevant locations in your registration statement. If you do not have independent support, please revise to state that this is based on management’s belief or experience in the industry, if true. For example:

•	“[e]nterprise support products and services is one of the largest categories of overall global information technology spending;”
•
“ERP, CRM, PLM and technology software platforms have become increasingly important in the operation of mission-critical business processes over the last 30 years, the costs associated with failure, downtime, security exposure and maintain the tax, legal and regulation compliance of these core software systems have also increased;”

•	“. . .the majority of IT budget is spent on operating and maintaining existing infrastructure and systems.”

In response to the Staff’s comment, we have revised the disclosure on pages 209-211, 214-215, 217-218 and 225-226 of the Revised Registration Statement to address the Staff’s comment.  We are also supplementally providing the Staff under separate cover the third party materials that support the disclosures in relation to Rimini Street.

Key Business Metrics

Number of Clients, page 221

17.
We note that you define a client as a distinct entity and that you count two separate clients, for example, when support for two different products is being provided to a single entity. We further note from page 208 that 48% of your clients have selected you to provide support for more than one product. For clarity, please disclose the number of individual entities that purchase your services for the periods discussed. Additionally, if possible, quantify what portion the increase in your client base is attributable to existing clients subscribing to additional products.

In response to the Staff’s comment, we have revised the disclosure on pages 209, 214, 216 and 227 of the Revised Registration Statement to include disclosure of the number of unique clients, i.e., the individual entities that purchased the Company’s services, for the periods presented.  This has also been disclosed in the sub-section headed “Results of Operations” on pages 232, 235 and 238 of the Revised Registration Statement. We supplementally advise the Staff that the increase in Rimini Street’s unique client base attributable to existing unique clients subscribing to additional products is not material.

Mara L. Ransom
Unites States Securities and Exchange Commission
August 9, 2017

Results of Operations

Comparison of Three Months Ended March 31, 2016 and 2017

Net Revenue, page 225

18.
We note that your increase in net revenue was driven by an increase in the average number of clients. Please revise to clarify whether the “increase in the average number of clients” refers to an increase in the average number of your existing clients subscribing to additional products or an increase in the number of overall entities you service. Also, please expand your discussion to indicate the underlying reasons for the increase in the number of clients.

In response to the Staff’s comment, we have revised the disclosure on pages 232, 235 and 237 of the Revised Registration Statement to address the Staff’s comment.
Gross Profit, 225

19.	Please quantify each reason for the changes to your gross profit. We note this disclosure also appears on page 228. Refer to Item 303(a)(3)(i) of Regulation S-K.

In response to the Staff’s comment, we have updated the disclosure on pages 232, 235-236 and 238 of the Revised Registration Statement to reflect the reason for the changes to Rimini Street’s gross profit.

20.	You state on page 222 that gross profit percentage is a key business metric. In light of this, please expand your discussion of gross profit to discuss the changes in gross profit percentage.

In response to the Staff’s comment, we have revised the disclosure on pages 232, 235-236 and 238 of the Revised Registration Statement to include a discussion of the changes in gross profit percentage.

Liquidity and Capital Resources, page 231

21.
We note that you have significant contractual obligations due within the next 12 months especially related to principal, interest and other fees related to your Credit Facility. We further note that your available cash, cash equivalents and restricted cash does not appear sufficient alone to meet these cash obligations and that you have disclosed that you believe these capital resources combined with expected cash flow from operating activities will be sufficient to meet your anticipated cash needs for the next year or longer. Please elaborate on how you expect to meet your anticipated cash needs for the next year.

Mara L. Ransom
Unites States Securities and Exchange Commission
August 9, 2017

In response to the Staff’s comment, we have revised the disclosure on page 241 of the Revised Registration Statement to include a discussion of how Rimini Street expects to meet its anticipated cash needs for the next year.

Cash Flows Summary, page 236

22.
Please provide a more informative analysis and discussion of operating cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

In response to the Staff’s comment, we have revised the disclosure on pages 245-247 of the Revised Registration Statement to address the Staff’s comment.

Executive Compensation in Relation to Rimini Street

Non-Equity Inventive Plan Compensation, page 252

23.
Please expand your filing to disclose the quarterly and annual individual factors considered in determining the amount of non-equity incentive plan compensation that was awarded to your CEO and NEOs during 2016. Please refer to Item 402(o)(5) of Regulation S-K.

In response to the Staff’s comment, we have updated the disclosure on page 263 of the Revised Registration Statement to address the Staff’s comment.

Executive Employment Agreements

Daniel B. Winslow, page 255

24.
We note that the offer letter agreement entered into on September 13, 2013 with Mr. Winslow was updated as of October 2014. Please file this agreement as an exhibit to your registration statement. Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

We respectfully advise the Staff that Rimini Street did not amend the September 13, 2013 offer letter agreement with Mr. Winslow.  Accordingly, we have revised the disclosure on page 266 of the Revised Registration Statement to remove the reference to an updated offer letter.

Mara L. Ransom
Unites States Securities and Exchange Commission
August 9, 2017

Certain Relationships and Related Party Transactions

GPIA Related Person Transactions

Equity Commitment—Related Party, page 269

25.	Please file the equity commitment letter with GPIA, LLC as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the equity commitment letter has been filed as Exhibit 10.51 to the Revised Registration Statement.

Financial Statements, page F-1

26.	Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, we have updated the financial statements and related financial information in the Registration Statement to comply with Rule 3-12 of Regulation S-X as of the date that the Revised Registration Statement is filed with the Commission.

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2854 or my colleague, Paul T. Schnell, at (212) 735-2322.

Sincerely,

/s/ Timothy M. Fesenmyer

Timothy M. Fesenmyer

cc:	Andrew Fleiss, GP Investments Acquisition Corp. Paul Schnell, Skadden, Arps, Slate, Meagher & Flom LLP